Curanex Pharmaceuticals Inc

2 Jericho Plaza, Suite 101B

Jericho, NY 11753

August 8, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street N.E.

Washington, D.C. 20549

Attn: Doris Stacey Gama and Chris Edward

Re:	Curanex Pharmaceuticals Inc Registration Statement on Form S-1, as amended (the “Registration Statement”) File No. 333-282686 Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), Curanex Pharmaceuticals Inc (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective at 5:00 p.m. on August 12, 2025, or as soon thereafter as is practicable. In connection with such request, the undersigned hereby acknowledges the following:

1. Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

3. The Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Curanex Pharmaceuticals Inc

By:	/s/ Jun Liu
Jun Liu
Chief Executive Officer